EXHIBIT 12

HSBC FINANCE CORPORATION
COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Six Months Ended June 30,	2011	2010

	(dollars are in millions)

Loss from continuing operations	$(64)	$(1,175)
Income tax	285	689

Loss from continuing operations before income tax	(349)	(1,864)

Fixed charges:
Interest expense	1,313	1,625
Interest portion of rentals(1)	5	2

Total fixed charges	1,318	1,627

Total earnings (loss) from continuing operations as defined	$969	$(237)

Ratio of earnings to fixed charges	.74	(.15)
Preferred stock dividends(2)	100	28
Ratio of earnings (loss) to combined fixed charges and preferred stock dividends	.68	(.14)

(1)	Represents one-third of rentals, which approximates the portion representing interest.

(2)	Preferred stock dividends are grossed up to their pretax equivalents.